Exhibit 99.1

ITURAN PRESENTS SECOND QUARTER 2024 RESULTS

Continued strong profitability and reiterates guidance;
Declares an $8 million dividend for the second quarter of 2024

AZOUR, Israel – August 19, 2024 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the second quarter 2024.

Highlights of the Second Quarter of 2024

•	Number of subscribers reached 2,329,000, adding a net 38,000 in the second quarter.
•	Revenue of $84.9 million, an increase of 4% year-over-year.
•	Net income increased to $13.1 million, up by 7% year-over-year.
•	EBITDA grew to $23.1 million, a 6% increase year-over-year.
•	Operating cash flow of $22.9 million.
•	The Board declared a dividend of $8 million or $0.39 per share, in line with the Company’s dividend policy.

Guidance for 2024

Overall, looking ahead to 2024, management reiterates its expectations for continued revenue and profit growth, adding approximately 35,000 to 40,000, net new subscribers per each quarter throughout 2024.

From a financial perspective, full-year 2024 EBITDA expectations continue to be between $90-95 million and 2025 EBITDA is targeted to surpass $100 million. The current guidance assumes that the exchange rates in the geographies in which Ituran operate do not worsen against the US dollar, and the current global macro-economic situation and the political situation in Israel do not materially deteriorate.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our second quarter results with continued solid growth in the subscriber base and ongoing strong financial performance. Our business remains fundamentally strong and showed accelerated growth in our geographies, when measured in local currency terms. The strong dollar appreciation in the quarter prevented these solid growth rates from being reflected fully in our financial results. Overall, our performance show ongoing solid demand growth for our broad location-based products and telematic services, and especially increased traction from many of our new initiatives.”

Continued Mr. Sheratzky, “Looking ahead, we remain on track for 2024. Given our ongoing success, we are happy to reward our shareholders with a high level of dividend for their ongoing support of our company.”

Second Quarter 2024 Results

Revenues for the second quarter of 2024 were $84.9 million, a 4% increase compared with revenues of $81.6 million in the second quarter of 2023.

It is noted that the strengthening of the US dollar in the second quarter versus the various local currencies in which Ituran operates in, impacted the revenues when translated into US dollars. In local currencies, revenues grew by 6% year-over-year.

71% of revenues were from location-based service subscription fees and 29% were from product revenues.

Revenues from subscription fees were $60.4 million, an increase of 2% over the second quarter 2023 revenues. In local currencies, subscription revenues grew by 5% year-over-year.

The subscriber base expanded to 2,329,000 by the end of June 2024, marking an increase of 38,000 from the previous quarter.

Product revenues were $24.5 million, an increase of 9% year-over-year. In local currencies, product revenue grew by 10% year-over-year.

Gross profit for the quarter was $39.8 million (46.9% of revenues), a 3% increase compared with gross profit of $38.7 million (47.4% of revenues) in the second quarter of last year. In local currencies, gross profit grew by 5% year-over-year.

The gross margin in the quarter on subscription revenues improved to 58.2%, compared to 57.3% in the second quarter of last year. The gross margin on products was 18.9% in the quarter, compared with 21.0% in the second quarter of last year. The variance in the gross margin on products between quarters was due to the change in product mix sold between the quarters.

Operating income for the quarter was $17.7 million (20.9% of revenues), representing a 7% increase compared to $16.6 million (20.4% of revenues) in the second quarter of last year. In local currencies, operating income grew 10% year-over-year.

EBITDA for the quarter was $23.1 million (27.2% of revenues), an increase of 6% compared with EBITDA of $21.8 million (26.7% of revenues) in the second quarter of last year. In local currencies, EBITDA grew 9% year-over-year.

Financial income for the quarter was $0.1 million, compared with $0.3 million in the second quarter of last year.

Net income for the second quarter of 2024 was $13.1 million (15.5% of revenues) or diluted earnings per share of $0.66, an increase of 7% compared to $12.2 million (15.0% of revenues) or diluted earnings per share of $0.61 in the second quarter of last year. In local currencies, net income grew 10% year-over-year.

Cash flow from operations for the second quarter of 2024 was $22.9 million.

On the balance sheet, as of June 30, 2024, the Company had cash, including marketable securities, of $63.3 million and debt of $0.2 million, amounting to a net cash position of $63.1 million. This is compared with cash, including marketable securities, of $53.6 million and debt of $0.6 million, amounting to a net cash position of $53.0 million, as of year-end 2023.

Dividend

The Board of Directors declared a dividend for the quarter of $8 million, in line with the Company’s dividend policy. This dividend is the same as that of the prior quarter and 60% increased over that of the year-ago quarter.

The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

Conference Call Information

The Company will also be hosting a conference call later today, Monday, August 19, 2024 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2024

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2024

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2024	2023
	(unaudited)

Current assets
Cash and cash equivalents	63,210	53,434
Investments in marketable securities	81	119
Accounts receivable (net of allowance for doubtful accounts)	49,168	45,390
Other current assets	50,146	52,724
Inventories	24,806	26,872
	187,411	178,539

Long-term investments and other assets
Investments in affiliated companies	736	714
Investments in other companies	2,060	2,213
Other non-current assets	3,431	3,989
Deferred income taxes	14,121	14,452
Funds in respect of employee rights upon retirement	19,364	18,525
	39,712	39,893

Property and equipment, net	35,582	41,955

Operating lease right of use assets, net	7,342	8,071

Intangible assets, net	9,488	10,830

Goodwill	39,219	39,400

Total assets	318,754	318,688

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(in thousands)	2024	2023
	(unaudited)
Current liabilities
Credit from banking institutions	236	355
Accounts payable	20,913	20,842
Deferred revenues	25,557	27,117
Other current liabilities	45,215	44,150
	91,921	92,464

Long-term liabilities
Loan from bank institutions	-	237
Liability for employee rights upon retirement	25,317	24,562
Deferred income taxes	703	1,116
Deferred revenues	12,636	13,259
Others non-current liabilities	2,058	2,027
Operating lease liabilities, non-current	4,458	4,774
	45,172	45,975

Stockholders’ equity	175,512	174,454
Non-controlling interests	6,149	5,795
Total equity	181,661	180,249

Total liabilities and equity	318,754	318,688

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands except per share data)	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues:
Telematics services	121,352	114,963	60,417	59,186
Telematics products	48,543	46,154	24,452	22,459
	169,895	161,117	84,869	81,645

Cost of revenues:
Telematics services	50,746	48,642	25,225	25,250
Telematics products	39,802	37,124	19,840	17,733
	90,548	85,766	45,065	42,983

Gross profit	79,347	75,351	39,804	38,662
Research and development expenses	9,117	8,354	4,594	4,216
Selling and marketing expenses	7,272	6,606	3,698	3,283
General and administrative expenses	28,307	27,716	13,851	14,443
Other expenses (income), net	(123)	118	(84)	75
Operating income	34,774	32,557	17,745	16,645
Other expenses, net	-	(3)	-	(24)
Financing income, net	131	154	56	349
Income before income tax	34,905	32,708	17,801	16,970
Income tax expenses	(7,205)	(7,220)	(3,775)	(3,801)
Share in losses of affiliated companies, net	(122)	(627)	(41)	(261)
Net income for the period	27,578	24,861	13,985	12,908
Less: Net income attributable to non-controlling interest	(1,415)	(1,257)	(858)	(659)
Net income attributable to the Company	26,163	23,604	13,127	12,249

Basic and diluted earnings per share attributable to Company’s stockholders	1.32	1.17	0.66	0.61

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	20,097	19,894	20,045

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands)	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	27,578	24,861	13,985	12,908
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,651	10,051	5,353	5,146
Loss (gain) in respect of trading marketable securities	35	(53)	139	(54)
Increase in liability for employee rights upon retirement	1,680	1,590	918	729
Share in losses of affiliated companies, net	122	627	41	261
Deferred income taxes	(1,237)	(1,394)	(447)	(791)
Capital loss (gain) from sale of property and equipment, net	(95)	46	(131)	53
Increase in accounts receivable	(6,544)	(2,952)	(1,704)	(172)
Increase in other current and non-current assets	(4,371)	(6,975)	(886)	(2,399)
Decrease (increase) in inventories	1,529	(609)	1,008	(450)
Increase (decrease) in accounts payable	1,816	939	2,286	(2,726)
Increase (decrease) in deferred revenues	372	5,227	(892)	2,498
Increase in other current and non-current liabilities	2,804	3,544	3,268	2,504
Net cash provided by operating activities	34,340	34,902	22,938	17,507
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,515)	(1,160)	(808)	(777)
Capital expenditures	(6,309)	(6,282)	(3,178)	(3,379)
Return of (investments in) affiliated and other companies, net	57	(607)	(81)	(312)
Return of (investments in) long term deposit	23	(45)	(41)	(45)
Sale of marketable securities	-	99	-	-
Proceeds from sale of property and equipment	293	58	137	40
Net cash used in investment activities	(7,451)	(7,937)	(3,971)	(4,473)
Cash flows from financing activities
Short term credit from banking institutions, net	(331)	185	(58)	(954)
Repayment of long term loan	-	(7,907)	-	(3,765)
Dividend paid	(12,533)	(5,617)	(7,759)	(2,820)
Acquisition of company shares	-	(4,717)	-	(3,517)
Dividend paid to non-controlling interest	(1,630)	(1,687)	-	(892)
Net cash used in financing activities	(14,494)	(19,743)	(7,817)	(11,948)
Effect of exchange rate changes on cash and cash equivalents	(2,619)	(867)	(1,975)	(157)
Net increase in cash and cash equivalents	9,776	6,355	9,175	929
Balance of cash and cash equivalents at beginning of the period	53,434	27,850	54,035	33,276
Balance of cash and cash equivalents at end of the period	63,210	34,205	63,210	34,205

Supplementary information on financing and investing activities not involving cash flows:

In May 2024, the Company declared a dividend in an amount of approximately US$ 8 million. The dividend was paid in July 2024.